EXHIBIT 99.1

                    MIH Group announces preliminary results

                         for year ended 31 March 2000

Holland, Amsterdam, 28 June 2000 - Today MIH Group, (NASDAQ & AEX ticker:
MIHL), the international television, Internet and interactive technology Group, announces results for the financial year ended 31 March 2000.



Financial and operational highlights:

o    Revenues for the year increased by 19.0% to US$ 723.4 million (1999: US$
     607.9 million).

o Achieved positive Group EBITDA of US$ 3.8 million (1999: US$ 13.6 million), after incurring increased development costs in the Internet and technology businesses which were offset against positive growth in EBITDA from the television platforms.

o MIHL listed on the Nasdaq National Market (NASDAQ) and on the Amsterdam Stock Exchange (AEX) through an Initial Public Offering (IPO) of 10.4 million shares, raising US$ 187.9 million, before expenses. Subsequent to year end, the Group raised US$ 180.4 million, before expenses, through a follow-on public offering.

o NetMed, secured a Greek digital licence and successfully launched the NOVA bouquet in December 1999, quickly growing its digital subscriber base to 18,462 subscribing households.

o A new Internet segment was launched through investments in leading Internet businesses in Africa, Thailand and China, providing Internet access, local content, e-commerce and customer care.

o OpenTV strengthened its position as the world leader in interactive television operating systems software and applications development, ending the financial year with its software installed in over 7.8 million set top boxes world-wide.

o OpenTV formed strategic alliances with leading Internet, broadcast and broadband companies, including America OnLine, General Instrument Corporation, Liberty Digital, News Corporation, Time Warner and EchoStar Communications. In November, the Group listed OpenTV on the NASDAQ and the AEX through an IPO of 8.6 million shares, raising US$ 172.5 million, before expenses.

o OpenTV extended an offer to acquire Spyglass Inc., whose technology complements OpenTV's existing product offering with full Internet browsing functionality. In addition it brings a comprehensive suite of narrow footprint wireless technologies.

Segmental Analysis:

                         Business                Sales            EBITDA
                         Segment                  US$               US$
                                                millions         millions
                         ----------------------------------------------------
                         Television
                         Platforms                746               46

                         Technology:
                           Mindport                72              (10)
                            OpenTV                 31              (15)

                         Internet                  25              (36)

                         Adjustment              (150)             (18)


Commenting on the results Cobus Stofberg, MIH Group's Chief Executive and OpenTV's Chairman, said:

"Last year was an exceptional year for the Group which saw a great deal of change including the listings of MIHL and OpenTV and the restructuring of the business into three principal business segments: television platforms, technology and the Internet.

"We have also invested in several growth opportunities, particularly in South East Asia and China which are key focus areas in our Internet strategy.

"The Group is intent on rapidly developing its businesses in the fields of Internet and technology. The board is of the view that this strategy - which will result in the group continuing to incur substantial development losses as a consequence of growing its businesses - is important in building sustainable shareholder value over the longer term.

"Technology is changing the lives of businesses and people all over the world presenting MIHL with many challenges and opportunities. With the wealth of experience and talent within the Group we are well placed to maximise new opportunities, unlock revenue potential and deliver an unrivalled range of e-services to the home.

                                     Ends



Enquiries:

Investors/Financial Media                 Business/General Media

Beverley Branford                         Anne Marie Bell
VP Investor Relations                     VP Corporate Communications
Tel: +31 23 556 2636                      Tel: +31 622 471 393
BBranford@mih.net                         ambell@mih.net




Websites:



www.mih.com                         www.ubctv.com




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                                                                             3

www.mweb.com                        www.opentv.com
www.mindport.com                    www.multichoice.co.za
www.irdetoaccess.com                and greek website





Disclaimer: This news release contains forward-looking statements relating to MIH Limited that involve risks and uncertainties that could cause MIH Limited's actual results to differ materially from those contemplated herein, including but not limited to, the risk factors detailed in the Registration Statement on Form F-1 and other documents filed from time to time by MIH Limited with the Securities and Exchange Commission, as amended. MIH Limited undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

                                  MIH Limited

                       Preliminary results for the years
                      ended March 31, 2000, 1999 and 1998

                                  MIH LIMITED


   GROUP STATEMENT OF OPERATIONS for the years March 31, 2000, 1999 and 1998

(in million of US dollars, except per share and share amounts)       2000              1999              1998
Net revenues                                                  $       723       $       608      $        501
Operating expenses:
      Cost of providing services                                     (435)             (391)             (309)
      Selling, general and administrative                            (284)             (204)             (175)
      Depreciation and amortization                                   (74)              (51)              (58)
                                                              ------------     -------------     -------------
Total operating expenses                                              793              (646)             (542)
                                                              ------------     -------------     -------------
Operating loss                                                        (70)              (38)              (41)
      Financial results, net                                          (16)               (9)               (6)
      Equity results in joint ventures                                (39)              (41)               (5)
      Equity results in associates                                     (2)               (2)               (3)
      Profit on sale of joint venture                                   3                31                 -
      Profit on sale of associate                                      15                 -                 -
      Profit on dilution of subsidiaries, net                          96                 -                 -
                                                              ------------     -------------     -------------
Loss before taxation                                                  (13)              (59)              (55)
      Income taxation                                                  (1)                -                (8)
                                                              ------------     -------------     -------------
Loss after taxation                                                   (14)              (59)              (62)
      Minority interest                                                 5                 -                 4
                                                              ------------     -------------     -------------
Loss from continuing operations                                        (9)              (59)              (58)
      Discontinued operations losses                                   (8)              (10)               (6)
                                                              ------------     -------------     -------------
                  Net loss                                    $       (17)      $       (69)     $        (64)
                                                              ============     =============     =============

Per share amounts:
      Loss from continuing operations
                  Basic and diluted                           $     (0.18)      $     (1.54)     $      (1.53)
      Net loss
                  Basic and diluted                           $     (0.34)      $     (1.80)     $      (1.67)
Shares used to compute loss per share
      Basic and diluted                                        50,790,662        38,235,000        38,235,000


                               MIH Limited

            GROUP BALANCE SHEETS as at March 31, 2000 and 1999

(in millions of US dollars)                                             2000               1999
       ASSETS

CURRENT assets
      Cash and cash equivalents                                      $       285       $         56
      Inventories and accounts receivable                                    117                115
      Program and film rights                                                 30                 39
                                                                     ------------      -------------
          Total current assets                                               432                210
                                                                     ------------      -------------
Non-current assets
      Tangible fixed assets, net                                             214                237
      Intangible assets, net                                                 207                207
      Long-term investments                                                   97                 70
      Program and film rights                                                127                 52
                                                                     ------------      -------------
          Total non-current assets                                           645                566
                                                                     ------------      -------------
          TOTAL ASSETS                                               $     1,077       $        776
                                                                     ============      =============

     LIABILITIES
Current liabilities
      Bank overdrafts and short-term loans                           $        48       $         64
      Current portion of long-term debt                                       16                 16
      Current portion of program and film rights                              32                 38
      Accounts payable and other current liabilities                         229                231
                                                                     ------------      -------------
          Total current liabilities                                          325                349
                                                                     ------------      -------------
Non-current liabilities
      Transponder and set-top box leases                                     166                182
      Long-term debt - other                                                  20                 23
      Program and film rights                                                119                 44
                                                                     ------------      -------------
          Total non-current liabilities                                      305                249
                                                                     ------------      -------------
          TOTAL LIABILITIES                                                  630                598
                                                                     ------------      -------------

Minority interest                                                             82                  1


                                                                     ------------      -------------
      TOTAL SHAREHOLDERS' EQUITY                                             365                177
                                                                     ------------      -------------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                 $     1,077       $        776
                                                                     ============      =============


                                  MIH Limited


(in millions of US dollars)                                                2000                1999           1998

Cash flows from operation activities
Loss before taxation                                                 $         (13)    $          (59)  $        (55)
Adjustments to reconcile loss before taxation to cash
generated from operations
          Adjustments                                                           51                104            105
          Working capital changes                                               (4)               (49)           (43)
                                                                     ---------------   ---------------  -------------
Cash generated from / (utilised in) operations                                  34                 (4)             7
Finance income                                                                  14                 10              8
Taxation (paid) / refunded                                                      (2)                (6)             3
Utilised in discontinued operations                                             (8)               (10)            (5)
Net cash from / (used in) operating activities                                  38                 (9)            13
Acquisitions of subsidiaries, net                                              (22)               (23)           (43)
Acquisition of joint ventures, net                                             (62)               (67)           (46)
Acquisition of marketable securities                                           (26)                (5)             1
Purchase of tangible assets                                                    (25)               (11)           (32)
Proceeds on disposal of affiliates                                               3                  -            283
Proceeds on disposal of tangible assets                                          3                  7              5
Dividends received                                                               2                  3              2
                                                                     ---------------   ---------------  -------------
Net cash (used in) / from investing activities                                (127)               (96)           183


Net cash from / (used in) financing activities                                 324                  8            (85)

                                                                                       ------------------------------
Net increase / (decrease) in cash and cash equivalents                         235                (97)            98
Cash and cash equivalents at beginning of the year                              56                153             61
Translation adjustments on cash and cash equivalents                            (6)                (1)            (6)
                                                                     ---------------   ---------------  -------------
Cash and cash equivalents at end of the year                         $         285     $           56   $        153
                                                                     ===============   ===============  =============


                                  MIH Limited


GROUP SUPPLEMENTARY INFORMATION


(in millions of US dollars, except
for the net asset value per share)         2000         1999          1998

    Included in selling, general and
    administrative expenses:

           Operating lease charges     $    16       $   37        $    33


    Financial results:                     (16)          (9)            (5)
    Interest received                       14           10              8
    Interest paid                          (27)         (21)           (13)
    Net foreign exchange losses             (5)          (1)            (6)
    Dividends received                       2            3              3
    Gain on disposal of investment           -            -              3



    Long-term investments:                  97           70             77
    Marketable securities                   27            1             57
    Associates                              15           14             13
    Joint Ventures                          55           55              7

    Market value of listed investments     305          122            159
                                          =========  =========     =========

    Capital expenditure for the year        26           11             32
                                          =========  =========     =========

    Commitments:
    Capital expenditure                     50           19             18
    Operating lease commitments             89           88            245
    Programme rights commitments            40           34             16
    Decoder commitments                     13           20             13


    Net asset value per share (cents)     684.83     366.16         664.30
                                          =========  =========     =========

                                  MIH Limited


SEGMENTAL INFORMATION for the years
March 31, 2000 and 1999
(In million of US dollars)


                                     Total revenue                  EBITDA            Net (Loss)/Profit
                            -------------------------    -----------------------     -------------------
                                 2000         1999              2000      1999        2999        1999
                            -------------------------    -----------------------     -------------------

Television Platforms             746          613               46        (24)        (106)       (112)
Technology                       103           88              (25)       (11)          71         (10)

                - Mindport        72           73              (10)        (1)          (6)         (3)
                - OpenTV          31           15              (15)       (10)          77          (7)

Internet                          25            -              (36)         -           19)          -
Adjustments                      (12)         (10)             (11)       (12)          38          53

Sub-total                        861          691              (25)       (47)         (17)        (69)

Equity results adjustments      (138)         (83)              29         60            -           -

  - UBC                         (114)         (68)               5         50            -           -
  - M-Web (South Africa)         (24)           -               24          -            -           -
  - OpenTV                         -          (15)               -         10            -           -


                                 ----------------------------------------------------------------------
 Total                           723          608                4         13          (17)        (69)
                                 ======================================================================


COMMENTARY ON THE MIHL PRELIMINARY FINANCIAL INFORMATION FOR THE FINANCIAL YEAR ENDED MARCH 31 2000

MIHL has grown into a multinational provider of television platform, Internet and interactive technology services. It is focussed on creating multimedia platforms in the markets it serves by utilising its core media-based competencies of content aggregation, subscriber management, platform development, marketing and branding to expand its internet operations.

Highlights

During the financial year ended March 31, 2000 the group achieved the following financial and operational highlights:

o    Revenues for the year increased by 19.0% to US$ 723.4 million (1999: US$
     607.9 million). The Group achieved positive Group earnings before interest, tax, depreciation and amortization ("EBITDA") of US$ 3.8 million (1999: US$ 13.6 million), after incurring development costs in the Internet and technology businesses.

o MIHL listed on the NASDAQ National Market (NASDAQ) and on the Amsterdam Stock Exchange (AEX) through an Initial Public Offering (IPO) of 10.4 million shares, raising US$ 187.9 million, before expenses. Subsequent to year end, MIHL raised US$ 180.4 million, before expenses, through a follow-on public offering.

o NetMed, secured a Greek digital licence and successfully launched the NOVA bouquet in December 1999, quickly growing its digital subscriber base to 18,462 subscribing households.

o A new Internet segment was launched through investments in leading Internet businesses in Africa, Thailand and China, providing Internet access, local content, e-commerce and customer care. During the period these businesses have been extensively developed with attractive content, which has spurred the growth of large and `sticky' communities.

o OpenTV strengthened its position as the world leader in interactive television operating systems software and applications development, ending the financial year with its software installed in over 7.8 million set top boxes world-wide.

o OpenTV formed strategic alliances with leading Internet, broadcast and broadband companies, including America OnLine, General Instrument Corporation, Liberty Digital, News Corporation, Time Warner and EchoStar Communications. In November it listed on the NASDAQ and the AEX through an IPO of 8.6 million shares, raising US$ 172.5 million, before expenses.

o OpenTV extended an offer to acquire Spyglass Inc., whose technology complements OpenTV's existing product offering with full Internet browsing functionality. In addition it brings a comprehensive suite of narrow footprint wireless technologies.


Financial Overview

The results of all entities controlled and managed by the MIH have been included in the segmental disclosure

Management focus of the Group is streamlined in three principal business segments:

o        Television platforms
o        Technology (Mindport and OpenTV)
o        Internet operations

SEGMENTAL INFORMATION for the years

March 31, 2000 and 1999

                               Total revenue                      EBITDA
                            2000            1999            2000         1999

                          $' millions    $' millions   $' millions   $' millions

Television Platforms            746            613             46         (24)

Technology                      103             88            (25)        (11)

         - Mindport              72             73            (10)         (1)
         - OpenTV                31             15            (15)        (10)

Internet                         25              -            (36)          -
Adjustments                     (12)           (10)           (11)        (12)

Sub-total                       861            691            (25)        (47)

Equity results adjustments     (138)           (83)            29          60

  - UBC                        (114)           (68)             5          50
  - M-Web (South Africa)        (24)             -             24           -
  - OpenTV                       -             (15)             -          10
                           ------------------------     ----------------------
 Total                          723            608              4          13
                           ========================     ======================

Television Platforms



The aggregate subscriber base serviced by the television platform operations of the group increased to over 2.0 million subscribing households.

The African and Middle Eastern segment comprises approximately 1.38 million subscribers and is spread over more than 40 countries. It continues to experience an increasing trend of analogue subscribers migrating to its digital platform, which now comprises in excess of 516,000 digital subscribing households.

The Mediterranean operations in Greece and Cyprus reached 350,072 subscribing households. In December 1999, MultiChoice Hellas (MCH), the group's Greek subscriber management company, became the first company in Greece to secure a digital licence, and launched NOVA, its digital satellite service.

Against the recent background of difficult economic conditions in South East Asia, UBC, the leading television platform operator in Thailand has performed well. With strong focus on churn management, customer care and a compelling content line-up, it has grown to 333,395 subscribing households, representing a colour television household penetration rate of less than 2.5%.



Technology - OpenTV

OpenTV, the group's Silicon-Valley based controlled subsidiary, is a world leader in interactive television operating systems software and applications development. It provides a complete end-to-end solution for the development and delivery of interactive television services and applications via digital satellite, cable, and terrestrial broadcast. OpenTV's set-top box software has been shipped with or installed in more than 7.8 million digital set-top boxes world-wide, through more than 28 network operators.

In addition to MIHL and Sun Microsystems, OpenTV is supported by leading Internet, broadcast and broadband companies including America OnLine, EchoStar Communications, General Instrument Corporation, Liberty Digital, News Corporation and Time Warner. In

November 1999, OpenTV was listed on NASDAQ and AEX through an IPO of 8.6 million shares, raising US$ 172.5 million, before expenses.

In March 2000, OpenTV extended an offer to acquire Spyglass Inc., whose technology complements OpenTV's existing product offering with full Internet browsing functionality. In addition, Spyglass's comprehensive suite of narrow footprint wireless technologies presents incremental revenue opportunities.



Mindport - Technology

Mindport's IBS software provides pay-media operators with a broad range of subscriber management services and products that combine customer care, billing, and logistics functionality in one integrated system. Mindport's IBS software currently serves approximately 7.5 million subscribers world-wide. The system is integrated with all major conditional access systems.

Mindport Irdeto Access provides software solutions for pay-media, interactive TV and the Internet to clients in more than 50 countries. It is a world leader in the fields of digital and analogue encryption software and integrated business systems with more than 4.3 million digital smartcards deployed. During the period under review, it continued its drive to capitalise on its interactive and pay media experience with the trial launch of CyperCast, an Internet protocol (IP) multicast security system.



Internet

The Group aims to unlock revenue potential through commerce opportunities presented by the convergence of television platforms and the Internet. Leveraging the Group's technical skills, local approach to content development, ability to identify and form key local alliances, and experience in attracting and managing customers, it is well positioned to pursue its commerce strategy.

The Group's Internet business is centred on building value through the creation of commerce networks that generate revenue from e-commerce, sponsorship, advertising and `online' services. All of these elements have been deployed in the development of the Groups' Internet business to date.

In Africa (www.mweb.co.za), a US$38,2 million investment interest for a 16.8% interest in JSE-listed M-Web Africa, the leading South African-based online service provider and content portal with a 60% dial-up subscriber market share. During the period, M-Web Africa launched a virtual shopping mall, Shopzone, as well as on-line financial and insurance services. Leveraging off the digital satellite television platform and its own broadband satellite service, it is well positioned to expand its reach, bringing the Internet to more than 40 countries on the African continent.

In Thailand (www.mweb.co.th), Sanook!.com, the leading Thai language Internet content portal was acquired. Since acquisition, the portal has been extensively developed with attractive content, which has spurred the growth of large and `sticky' communities. In line with its strategy to provide a comprehensive online internet service, a US$25 million investment for 49% of the issued share capital of KSC was made. KSC is the leading Internet Service Provider (ISP) in Thailand.

In China (www.mweb.com.cn), a key focus area for the Group, effective investments of 40% and 50% respectively, were made in EOL, a well positioned educational portal and Eefoo, one of the top mainland China finance portals. Subsequent to year-end, M-Web China launched its Beijing based, Chinese language website. It also entered into a strategic arrangement with A1-Net, an established Chinese ISP, which enables M-Web China to offer a comprehensive, subscription- based, Chinese language content and information service.



Group results

Compared with the previous year, revenues increased 19.0% to US$ 723.4 million, arising mainly from strong growth of digital subscribers and the inclusion of OpenTV revenues.

The operating results for the period reflect a loss of US$ 70.2 million compared with a loss of US$ 37.8 million for the previous year.

A dynamic of the Group is that growth and expansion into new markets, interactive technologies and internet businesses are mainly accounted for as a charge to the income statement. This has resulted in the Selling, General and Administration (SG&A) charge increasing to US$ 283.9 million [1999: US$ 203.8 million]. This growth results in the creation of valuable television subscribers, Internet users, and intellectual properties, none of which are capitalised for balance sheet purposes.

The Group achieved positive EBITDA of US$ 3.8 million for the financial year ended 31 March 2000, after taking into account:

o    A strong television platform contribution to EBITDA of US$ 46.3 million

o    Development costs relating to Internet activities

o Additional expenditure from the technology subsidiary, Mindport, arising from increased investment in software development and resources. This is in line with its objective of migrating its encryption and business systems knowledge and expertise into the Internet space

o The consolidation for the first time of OpenTV which incurred costs in the development of its interactive television business.



The net loss for the period under review amounted to US$ 17.0 million, after accounting for the following material items:



o The increased amortisation charge arises substantially from the increased goodwill on the further investment in OpenTV.

o An increased depreciation charge arises principally from the new capital lease for the PAS7 transponders. The previous PAS4 operating leases were included in cost of goods sold.

o Increase in equity losses of joint ventures for the current year mainly from the increased investment in UBC. OpenTV losses of 44.5%, previously included in equity results of joint ventures, are consolidated in Group results for the period under review.

o A profit realised on the sale of South African signal distribution associate company, Orbicom (Proprietary) Limited.

o Dilution profit pertains mostly to the accounting effect of listing OpenTV. The Group's effective holding diluted with the introduction of additional shareholders consequently giving rise to an increase in minority interest.

o The Group's African betting operations were discontinued during the period under review.

The Group's cash resources increased significantly, due to proceeds received from both MIHL and OpenTV's IPO's. The Group ended the financial year with cash and cash equivalents of US$ 284.5 million. Subsequent to year end, MIHL's follow-on offering increased Group cash resources by a further US$ 180.4 million, before expenses.

Prospects and Developments

Business Strategy

With its leading media and technology assets and skills, the group is well positioned to capitalise on interactive commerce opportunities arising from the convergence of television platforms and the Internet.

The group's strategy remains focussed on:

o Growing the digital subscriber bases of its leading television platforms. Introducing two-way interactive services, utilising OpenTV's interactive television operation system software and the Internet.

o    Securing key local and attractive international content in its markets.

o Providing comprehensive technology solutions for subscriber management, conditional access and other media commerce applications to cable, satellite and Internet operations.

o Growing the online Internet businesses through their content portals, on-line customer services and e-commerce opportunities.


The Group is intent on rapidly developing its businesses in the fields of Internet and technology. The Board is of the view that this strategy, which will result in increased investment in development expenditure, is important in building sustainable shareholder value over the longer term.


On behalf of the board:


T Vosloo                                             J D T Stofberg
Chairman                                             Chief Executive


Directors

T Vosloo (chairman), J P Bekker, A A Coetzee, J H W Hawinkels, S G J Oldfield, S J Z Pacak, S F Ward, W J Raduchel, A M Rosenzweig, J D T Stofberg (chief executive).

Registration Agents                                  Paying Agent

First Chicago Trust Company of New York              Mees Pierson N.V.
Mail Suite 4690                                      Rokin 55
P O Box 2532                                         P O Box 243
Jersey City                                          1 000 AE Amsterdam
New Jersey                                           Netherlands
07303-2532



Registered Office


Abbott Building
Road Town
Tortola
British Virgin Islands



http://www.mih.com